Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 D 312.845.3484 F 312.451.2366 warren@chapman.com

August 1, 2024

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Wise Origin Bitcoin Fund
File No. 333-254652

Dear Mr. Stanton:

This letter responds to your comments regarding Post-Effective Amendment No. 1 to the registration statement filed on Form S-1 for the Fidelity Wise Origin Bitcoin Fund (formerly Wise Origin Bitcoin Trust) (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on July 3, 2024 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 – WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE OF CERTAIN INFORMATION

Please include the name and address to which requests for the Trust’s Exchange Act reports may be directed pursuant to Item 12(c)(1)(iv) of Form S-1.

RESPONSE TO COMMENT 1

The Registration Statement has been updated in accordance with the Staff’s comment.

COMMENT 2 – UNDERTAKINGS

Please revise the Registration Statement to include the undertaking required under Item 512(b) of Regulation S-K.

RESPONSE TO COMMENT 2

The Registration Statement has been updated in accordance with the Staff’s comment.

Charlotte  Chicago  New York  Salt Lake City  San Francisco  Washington, DC

United States Securities and Exchange Commission

Division of Corporation Finance

August 1, 2024

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren